John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
April 6, 2010
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company	John Hancock Life Insurance Company (U.S.A.)
	(U.S.A.) Separate Account H	Venture Opportunity A Share
	initial Form N-4 Registration Statement	Variable Annuity Contracts
(File No. 333-146591)

	John Hancock Life Insurance Company of	John Hancock Life Insurance Company of New York
	New York Separate Account A	Venture Opportunity A Share
	initial Form N-4 Registration Statement	Variable Annuity Contracts
(File No. 333-146590)
Dear Ms. White:
This letter is in response to the comments you provided via telephone on February 25, 2010, regarding the Post-Effective Amendments on Form N-4, filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2010 (accession numbers: 0000950123-10-007235; 0000950123-10-007236). Your comments are shown in italics. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. Overview.
In the Overview, please state that the Prospectus discloses all material features and benefits of the Contract.
RESPONSE: We have adjusted the second paragraph in the Overview section as follows:
We disclose all material features and benefits of the Contracts in this Prospectus. Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material variations in ~~the~~this Prospectus.
Comment 2. Portfolio Expenses.
Please file updated Portfolio Expenses as soon as practicable.
RESPONSE: Updated Portfolio Expenses were included in the last Post-Effective Amendments on Form N-4 filed on April 6, 2010 (accession numbers: 0000950123-10-032450; 0000950123-10-032451).
Comment 3. Appendix A.
In the examples included in Appendix A, it is unclear why the Cumulative Value is “0.” Please explain.
RESPONSE: Cumulative Values are no longer applicable to the examples in Appendix A and their reference was left in the Appendix by error. They have been removed as follows:

Alison T. White, Esq.
SEC Office of Insurance Products
April 6, 2010
Appendix A: Examples of Calculation of Withdrawal Charges
Example 1. This example assumes an initial Purchase Payment of $100,000 on January 1, 2009 and an Additional Purchase Payment of $1,000,000 on May 1, 2009. ~~The Cumulative Value is $0.~~
If you withdraw $200,000 on October 1, 2009, we will calculate the withdrawal charge as follows:
a)	First we determine the amount of Purchase Payments to be liquidated as the greater of the Withdrawal Amount or the unliquidated Purchase Payments. This amount is $200,000.

b)	Next we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the Purchase Payment has been in the Contract.

• The initial Purchase Payment of $100,000 has an applicable withdrawal charge of $0.

• The remaining $100,000 will come from the subsequent payment of $1,000,000 that has been in the Contract for 5 months. The applicable withdrawal charge is ..0050 x $100,000 = $500.

• The total withdrawal charge is $0 + $500 = $500.

c)	We will deduct $200,000 from your Contract Value and you will receive a payment of $199,500 ($200,000 - $500) less any applicable taxes.
Example 2. This example assumes an initial Purchase Payment of $1,000,000 on January 1, 2009 and an Additional Purchase Payment of $100,000 on May 1, 2009. ~~The Cumulative Value is $0.~~
If you withdraw $200,000 on October 1, 2009, we will calculate the withdrawal charge as follows:
a)	First we determine the amount of Purchase Payments to be liquidated as the greater of the Withdrawal Amount or the unliquidated Purchase Payments. This amount is $200,000.

b)	Next we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the Purchase Payment has been in the Contract.
The withdrawal will liquidate $200,000 of the initial Purchase Payment of $1,000,000. Since this Purchase Payment has been in the Contract more than 6 months, the withdrawal charge is $0.
Comment 4. Tandy Representations
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel - Annuities